______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Gee-Ten Ventures Inc.

Commission File No. 0-29964

620-475 Howe Street

Vancouver, British Columbia

Canada V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gee-Ten Ventures Inc.

Date: October 31, 2005

By:"Paul Shatzko"

Name: Paul Shatzko

Title:

President

GEE-TEN VENTURES INC.

A Mining Exploration Company

Suite 614 – 475 Howe Street Vancouver BC V6C 2B3

TSX-V: GTV   OTCBB: GEEVF

RESIGNATION OF DIRECTOR

October 28, 2005

The Company wishes to announce that the text of its next release dated October 26, 2005 regarding the resignation of Dr. Paul Shatzko was released in error.  The correct text is as follows:

Gee-Ten Ventures Inc. (the “Company”) wishes to announce that Dr. Paul Shatzko, has for personal reasons resigned his position as President and Director of the Company effective as of today’s date.  The Company wishes to thank Dr. Shatzko for his contribution to the company.  Marcel R. Tremblay, Secretary and Director of the Company will act as interim President until a successor has been chosen.

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE CONTENTS AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENT OF THIS NEWS RELEASE.

GEE-TEN VENTURES INC.

“Lawrence Moroz, Director”

Forward Looking Statement

 Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Gee-Ten Venture Inc.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Gee-Ten Venture Inc.s operations including political uncertainties and risks in the areas in which the company may engage in exploration. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission or in various filings on the SEDAR system at www.sedar.com

Telephone: 604-669-4367                                                                               Facsimile: 604-669-4368